                                                                      EXHIBIT 12


                       THE WASHINGTON WATER POWER COMPANY

              Computation of Ratio of Earnings to Fixed Charges and
                        Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)


                                        12 Mos. Ended               Years Ended December 31
                                           March 31,     -----------------------------------------------
                                             1998          1997         1996          1995         1994
                                        -------------    --------     --------     --------     --------
Fixed charges, as defined:
     Interest on long-term debt             $ 64,127     $ 63,413     $ 60,256     $ 55,580     $ 49,566
     Amortization of debt expense
       and premium - net                       2,916        2,862        2,998        3,441        3,511
     Interest portion of rentals               4,372        4,354        4,311        3,962        1,282
                                            --------     --------     --------     --------     --------

         Total fixed charges                $ 71,415     $ 70,629     $ 67,565     $ 62,983     $ 54,359
                                            ========     ========     ========     ========     ========

Earnings, as defined:
     Net income from continuing ops         $117,181     $114,797     $ 83,453     $ 87,121     $ 77,197
     Add (deduct):
       Income tax expense                     56,338       61,075       49,509       52,416       44,696
       Total fixed charges above              71,415       70,629       67,565       62,983       54,359
                                            --------     --------     --------     --------     --------

         Total earnings                     $244,934     $246,501     $200,527     $202,520     $176,252
                                            ========     ========     ========     ========     ========

Ratio of earnings to fixed charges              3.43         3.49         2.97         3.22         3.24


Fixed charges and preferred
  dividend requirements:
     Fixed charges above                    $ 71,415     $ 70,629     $ 67,565     $ 62,983     $ 54,359
     Preferred dividend requirements(1)        6,572        8,261       12,711       14,612       13,668
                                            --------     --------     --------     --------     --------

         Total                              $ 77,987     $ 78,890     $ 80,276     $ 77,595     $ 68,027
                                            ========     ========     ========     ========     ========

Ratio of earnings to fixed charges
  and preferred dividend requirements           3.14         3.12         2.50         2.61         2.59



(1) Preferred dividend requirements have been grossed up to their pre-tax level.